November 6, 2024

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re: Notice of Disclosure filed in Securities Exchange Act Quarterly Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Santander Holdings USA, Inc. has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2024, which was submitted to the Securities and Exchange Commission on November 6, 2024.

Very truly yours,
/s/ Steven Lucier
Name: Steven Lucier

Title: Associate General Counsel and Senior Vice President